

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 2, 2015

Via E-mail
Ning Tang
Executive Chairman of the Board of Directors
Yirendai Ltd.
4/F, Building 2A, No. 6 Lang Jia Yuan
Chaoyang District, Beijing 100022
The People's Republic of China

> **Re:** **Yirendai Ltd.**
> **Registration Statement on Form F-1**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 16, 2015 and November 23, 2015**
> **File No. 333-208056**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Our Business, page 1

1. You state here and throughout the document that you target prime borrowers, comprising credit card holders with salary income. Since the term "prime borrower" may have different meanings by country and types of lending, please revise to clearly disclose how you define prime borrowers (e.g. does a brand new credit card holder with salary income meet your definition or a person who is significantly past due on their credit card payments, but with salary income).

Summary Consolidated Financial and Operating Data, page 11

2.   We note your disclosure on pages 12, 80 and 89 of "transaction fees from borrowers", "service fees from investors" and the subtotal of these fees and others as "fees earned". However, the amounts disclosed are significantly higher than the amounts reported in your Consolidated Statements of Operations for the nine-months ended September 30, 2015. We further note your revenue recognition policy beginning on page F-37. Please revise the terms "transaction fees from borrowers", "service fees from investors" and "fees earned" throughout the document and provide detailed disclosure to make it clear to a reader that these amounts are not equivalent to revenues or any other financial metric that is presented in your financial statements.

Risk Factors – Risks Related to Our Business, page 14

3.   We note your disclosure on page 15 that the People's Bank of China together with nine other PRC regulatory agencies jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance. You state that the Guidelines established the primary regulator and prohibited online-peer-to-peer lending service providers from illegal fund-raising and providing credit enhancement services. However, other statements appear to suggest that additional laws and regulations may be expected. For example, you state that the Guidelines mentioned above only set out the basic principles and new rules and regulations will be adopted in the future. Please revise your disclosures here and beginning on page 143 to address the following:

- Clarify what the current laws, regulations and governmental policies related to your industry are and describe how you are in compliance. If you determine that you are currently not in compliance with current laws, regulations and governmental policies, tell us how you considered the disclosure requirements of ASC 450.

- Clarify what are the proposed or expected changes in the laws, regulations and governmental policies for your industry and the impact those changes may have on your business.

4.   You also disclose on page 17 that the PRC regulatory bodies may view the risk reserve fund as a form of guarantee under the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People's Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015. And if they did, you may be required to assume the obligations as to the defaulted loan as a guarantor. Please address the following:

- Tell us why you believe that your risk reserve fund is not considered a "credit enhancement service" or a guarantee of repayment of the loans under the Private Lending Judicial Interpretations when your current policy is to fund the risk reserve account to allow investors to recover their full principal and accrued interest when a loan defaults.

- Revise your disclosure to reference your summary of the Private Lending Judicial Interpretations beginning on page 143.

- Explain how the conclusion that your platform provides a guarantee under the Private Lending Judicial Interpretations would impact your accounting policies, including those policies relevant to the risk reserve fund and the accounting for the loans issued through your platform.

5.   We note your disclosure on page 16 that in October 2015, you established a business relationship with a trust under which the trust invested in loans through your platform using funds the trust received from its investors. In order to better understand this new business relationship and the related accounting, please provide us with the following information:

- The salient features of the trust, the terms and conditions related to establishment and administration of the trust, along with an enhanced description of the Company's relationship with the trust;

- Whether any of your related parties are also involved in this trust (e.g. as investors, creator, etc.);

- A summary of how the terms of the tri-party loan agreement, investor or other applicable agreement(s) involving the aforementioned trust differ from your standard agreements, if applicable;

- Who selected the loans that the trust funded with its investors funds;

- A description of how the cash flows between you, the trust, and the trust's investors; and

- Whether you consolidate the trust and if no, provide us with your consolidation analysis supporting this conclusion.

6.   Your disclosure on page 16 also states that you transferred cash to the trust "in an amount equal to a certain percentage of the trust's assets for the trust to protect its investors from potential losses from defaults of loans in which the trust has invested" and that, under limited circumstances, the remainder of this fund may be returned to you. Please tell us the terms of the cash transferred to the trust including the following:

- The amount transferred as a percentage of the trust's assets and how this amount was determined;

- Whether the trust is covered under your general risk reserve fund;

- Whether this cash represents a separate risk reserve fund that covers only the specified trust;

- Whether the cash contribution to the trust results in the Company having a beneficial interest in the trust; and

- The specific terms of the agreement that would result in remainder of the funds being returned to you, including whether this represents a residual interest in the trust.

7.   We note your disclose on pages 22 and 105 that you expect a decrease in your net income margin due to the increase of deferred revenue as a result of your fourth quarter revisions to the risk reserve fund policy. Please tell us the impact this policy change would have had on revenue, deferred revenue and risk reserve fund balance for the nine-months ended September 30, 2015 if implemented on January 1, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Ability to Acquire Borrowers and Investors Effectively, page 83

8.   You disclose on page 84 that revenues are currently recognized at the time when the transaction fees are collected, so the combination of loans facilitated by channel during a specific period may have an impact on your revenues and results of operations. We also note your revenue recognition policy disclosure beginning on page 96. Please explain how the channel in which the borrower was acquired impacts your revenue recognition, specifically the best estimate of selling price of loan facilitation services in your revenue allocation.

Loan Performance Data, page 86

9.   We note your tabular disclosure of all loans delinquent past 15 days and up to 89 days. Please tell us whether you track loans more than 89 days past due and the time it takes you to recover the amounts paid to the investor from the risk reserve fund.

10.   We note the loan performance data beginning on page 86, and in particular, the presentation of M3+ net charge off rates on page 88. In reviewing this data and comparing it to similar data presented on pages 86 to 88 of your F-1 filed November 16, 2015, we note that the total net charge-off rate appears to be trending upward. More specifically, the total net charge-off rate as of September 30, 2015 for loans generated during the periods ending December 31, 2013, December 31, 2014 and September 30, 2015 was 9.1%, 3.8% and 1.0% compared to the data as of June 30, 2015 for these same vintages which was 8.5%, 2.7% and 0.3%. Please expand your disclosures to discuss the key factors driving this increase in charge-off rates, how these trends impacts your earnings, your expectations as to whether you believe these trends will continue and why.

Operating Costs and Expenses, page 92

11.   Please tell us the breakdown of expenses between origination and servicing costs as disclosed on page 92.

Risk Reserve Fund, page 93

12.   With respect to the investor protection services in the form of a risk reserve fund provided prior to August 2013 and for the guarantee arrangement from August 2013 to December 2014, please tell us and revise to describe in detail your contractual legal obligation for repayment of defaulted loans.

Critical Accounting Policies, Judgments and Estimates

Liabilities from Risk Reserve Fund Service, page 97

13.   You disclose here and on page F-39 that at inception of each loan you recognize a stand ready liability at the fair value of the risk reserve fund service, and that the liability will be reduced through expiry or performance. You also disclose that on a portfolio basis, if the contingent liability exceeds the stand-ready liability, any excess will be recognized as an expense. Please address the following:

  •   Explain why the unit of account for the stand-ready liability (i.e. loan-by-loan basis) is different from the contingent liability;

  •   Clarify whether the recorded fair value of the liability associated with the risk reserve fund contemplates measurement of both the obligation to stand ready as well as the contingent obligation to make future payments as discussed in ASC 460-10-25-2; and

  •   Clarify the disclosure on subsequent measurement and when you recognize an expense. For example, indicate whether you recognize an expense only when the Company is required to recognize a liability under ASC 450-20-25 that exceeds the fair value of the guarantee obligation (i.e., not just the stand-ready obligation).

Fair Value of Risk Reserve Fund, page 98

14.   We note your disclosure that you estimate your expected risk reserve payouts based on historical charge-offs , the payout ratio you commit to in your agreements with investors, collection rates on the underlying loans, as well as the current and expected balance of the risk reserve fund. Please refer us to the relevant section of the investor agreement that describes this payout ratio and revise your disclosure to define the ratio.

Selected Quarterly Results of Operations, page 103

15.   We note your disclosure on page 105 that you expect a decrease in your net income margin in part due to an anticipated change in your revenue recognition policy associated

with a newly established trust transaction. Please explain how the trust transaction caused a change in your revenue recognition policy and describe the change to your policy in detail.

Borrower Acquisition, page 125

16.   Please define the acronym "API."

Risk Management

Investor Protection, page 135

17.   We note your disclosure on page 136 that you plan to place a two-year limit on the period during which an investor has the right to receive distributions from the risk reserve fund – if, after two years and 90 days, an investor has not recovered the full defaulted amount, then the investor will no longer have the right to receive pro rata repayment from the risk reserve fund. Please tell us the following:

- Whether the terms of this two year limit will be explicitly disclosed in the agreement with the investor;

- When this 2 year limit is expected to be put into place; and

- A detailed discussion of the impact that this two year limit will have on your valuation of liabilities related to the risk reserve fund.

Management

Terms of Directors and Officers, page 159

18.   Please describe the material terms of the written agreement that sets forth the expiration date of the term of office of your directors and tell us what consideration you have given to filing the agreement as an exhibit to the registration statement.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2013 and 2014

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

19.   We note your disclose on page F-14 that you charged investors a risk reserve fund service fee before August 2013 and such fee was recognized as revenue of the investor protection service. You also disclose that you have one multiple deliverable revenue arrangement

and that you applied ASC 460 related to the risk reserve model. Please revise to clarify how the recognition of revenue for the risk reserve fund service fee charged from January to August 2013 is considered as part of the multiple element revenue recognition policy.

Note 7. Related Party Balances and Transactions, page F-22

20.   We note your disclosure related to Tian Da Xin An's assumption of the obligation of the Group on the outstanding loan balances that were covered under the previous risk reserve fund model. More specifically, we note your disclosure that pursuant to this agreement, the Group pays the investors the principal and interest on loans that default, and collects from Tian Da Xin An the associated unpaid transaction fee in accordance with the guarantee arrangement. Please revise to disclose the average collection time from Tian Da Xin An.

Unaudited Condensed Consolidated Balance Sheets, page F-31

21.   We note that you clearly disclose the liabilities that relate to the VIE on the face of your balance sheet, but not the assets that relate to the VIE. Please refer to ASC 810-10-50-14 and revise to disclose the carrying amount and classification of the VIE's assets on the face of the balance sheet along with footnote disclosures that include qualitative information about the nature of any restrictions on those assets.

Notes to the Unaudited Condensed Consolidated Financial Statements for the Six-Month Periods Ended June 30, 2014 and 2015

Note 2. Summary of Significant Accounting Policies

Revenue recognition – Cash incentives, page F-39

22.   We note your disclosure here and on pages 89 and 97 that to expand its market presence, the Group provides cash incentives to investors whose one-time investment exceeds certain amounts at the time of their investment. Please revise to disclose when this cash incentive program was put into place, along with a detailed discussion of the key terms and conditions of this cash incentive program. In addition, please provide us with the applicable sections of the investor agreement, or other applicable agreement(s), that describe this policy.

Liabilities from risk reserve fund guarantee, page F-39

23.   We note your disclosure here and on page 98 that you track your stand-ready liability on a loan-by-loan basis to monitor the expiration of each individual loan and recognize the revenue on expiration. However, we also note your disclosure on page 17 that once a loan application is approved, you do not further monitor changes in the borrower's specific credit profile. As it relates to the contingent portion of your guarantee liability, please tell us and revise to disclose, how you track and evaluate the credit behavior of the

underlying loans on an on-going basis in order to appropriately measure your obligation in the absence of the subsequent monitoring of changes in borrowers credit profile. In addition, please explain the apparent inconsistency in this disclosure from page 17 with that on page 98 which indicates that in determining your contingent liability you perform ongoing, monthly assessments including that of qualitative factors such as borrower profile and behavior.

24.   We note your table on page F-40 depicting movement in the liability from the risk reserve fund guarantee during the nine months ended September 30, 2015. Please clarify for us why you recorded an additional $9,689 in provision for payouts upon default during the period. Also, please explain the difference from the line item labeled "release from the guarantee through expiry or performance" and that labeled "payment". If there is no difference during the period, revise this table to show a reduction in the liability due to payment of a defaulted loan only once.

25.   We note your disclosure on page F-40 that, at September 30, 2015, the maximum potential undiscounted future payment the Group would be required to make was $49,355, which takes into account the amount set aside by the Group in the restricted cash balance of the risk reserve fund. Please confirm, if true, that this amount represents the total expected losses for all loans that the Group could be required to make. Alternatively, if this amount does not represent the total expected losses, please revise to disclose that amount.

26.   We note your disclosure on page F-40 that your short-term investments include held-to-maturity securities comprising of term deposits and debt securities placed with banks. We also note in the Consolidated Statement of Cash Flows on page F-35 you refer to these investment securities as "classified as receivables". Please provide us with a breakdown of your short-term investments account and explain why you do not include the disclosures under ASC 320-10-50, ASC 820-10-50 and ASC 825-10-50.

Note 10. Subsequent Events, page F-47

27.   We note that in the fourth quarter of 2015, the Group revised its risk reserve funding policy of setting aside 6% of all loans facilitated through its marketplace to the current practice of both setting aside 6% of all loans and monitoring the balance of the risk reserve fund on a monthly basis and adjusting the account balance on a quarterly basis by contributing an appropriate additional amount of cash, which may come from loans facilitated during the relevant period or from other sources of cash, into the risk reserve fund as needed to ensure that the balance is sufficient to cover expected payouts to investors. Please tell us, in detail, how this change impacts your valuation of the liability and provide us with the journal entries for the income statement impact, if any, when you deposit additional cash not related to any loan originations during the quarter to facilitate

our understanding. Please also tell us if you have transferred any additional amounts of cash into the risk reserve fund to date or increased the 6% held for all loans and if so, the amount(s).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Yu Cong
       Z. Julie Gao, Esq.